Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 24, 2008, The PNC Financial Services Group, Inc. posted the following article on its internal website:

PNC to Acquire National City, Doubling in Size

The PNC Financial Services Group, Inc. and National City Corporation today announced that they have signed a definitive agreement for PNC to acquire National City for $2.23 per share, or an aggregate fixed amount of approximately $5.2 billion in PNC stock. Additionally, $384 million of cash is payable to certain warrant holders.

Total consideration approximates National City’s market capitalization as of the close of business on Oct. 23, 2008. National City Shareholders will be entitled to 0.0392 share of PNC common stock for each share of National City.

“The acquisition of National City will increase our core deposit base to $180 billion, making PNC the fifth largest U.S. bank by deposits. At a time when core funding is key, we see our deposit strength as an important success factor. Upon closing the transaction, we will implement our successful business model and execute our strategies for managing risk, achieving cost efficiencies and growing high-quality revenue streams,” said Jim Rohr, chairman and chief executive officer of PNC.

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[Caption: The merger should create a banking powerhouse from the Midwest to Mid-Atlantic.]

“We believe this strategic combination will continue PNC’s efforts to build capital strength and shareholder value. We are also gratified that we have been selected to participate in Treasury’s Capital Purchase Program, which has helped to put this transaction on a very solid footing.”

PNC plans to issue to the U.S. Treasury $7.7 billion of preferred stock and related warrants under the TARP Capital Purchase Program subject to standard closing requirements. The U.S. Treasury Department approval of PNC’s participation enables PNC to further strengthen its capital position, resulting in an estimated pro forma Tier 1 capital ratio for the combined company of approximately 10 percent.

The transaction has an estimated internal rate of return to PNC of more than 15 percent and is expected to be accretive to PNC’s earnings in the second year. PNC’s fair value adjustments and provisions for future losses of National City’s current loan portfolio will bring the cumulative impairment of these loans to approximately 17.5 percent. PNC will continue to liquidate non-core and impaired loans.

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National City at a Glance

Total Assets:	$145B

Total Core Deposits:	$85.6B

Total Deposits:	$95.6B

Branches:	1,434

Located Primarily in:	Florida, Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio, Pennsylvania and Wisconsin

Employees:	29,828

As of September 30, 2008

“The combined company will have greater scale and scope, enhancing service to our customers and communities and providing greater opportunities for our employees. This transaction is about two companies that fit well together in terms of geography, products and services,” said Peter E. Raskind, chairman, president and chief executive officer of National City.

Upon closing the transaction, Raskind will be appointed a PNC vice chairman, and one National City director will join the board of the combined company.

PNC expects to incur merger and integration costs of approximately $2.3 billion. The transaction is expected to result in the reduction of approximately $1.2 billion of nonintrest expense through the elimination of operational and administrative redundancies.

Under terms of the agreement, PNC will acquire all outstanding shares of common stock of National City in a stock-for-stock transaction, which has been approved by the boards of directors of both companies.

In connection with the transaction, National City has issued to PNC an option to acquire 19.9 percent of National City’s common stock that becomes exercisable under certain specified circumstances. Corsair Capital LLC, which owns approximately 7.8 percent of outstanding National City common shares, has agreed to vote all National City common shares it owns in favor of the deal and otherwise support the transaction.

After closing, PNC intends to merge National City’s banking affiliates into PNC Bank and they will assume the PNC Bank name. The merged entity will have its headquarters in Pittsburgh.

Based on PNC’s closing NYSE stock price of $56.88 on Oct. 23, 2008, the transaction values each share of National City’s common stock at $2.23. The aggregate consideration is composed of a fixed number of approximately 92 million shares of PNC common stock. Additionally, $384 million of cash is payable to certain warrant holders.

ADDITIONAL INFORMATION ABOUT THE PNC/NATIONAL CITY CORPORATION TRANSACTION

The PNC Financial Services Group, Inc. and National City Corporation will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC’s Web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. will be available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by National City Corporation will be available free of charge from National City by contacting Investor Relations at (800) 622-4204.

The directors, executive officers, and certain other members of management and employees of National City are participants in the solicitation of proxies in favor of the merger from the shareholders of National City. Information about the directors and executive officers of National City is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 7, 2008. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement for National City’s September 15, 2008 special meeting of shareholders, which was filed with the SEC on August 4, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The directors, executive officers, and certain other members of management and employees of PNC are participants in the solicitation of proxies in favor of the merger from the shareholders of PNC. Information about the directors and executive officers of PNC is included in the proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on March 28, 2008. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.